Exhibit 99.49

Form 51–102F3

Material Change Report

Section 7.1 of National Instrument 51-102

Continuous Disclosure Obligations

Item 1                Name and Address of Company

Grande West Transportation Group Inc.

3168 262nd Street

Aldergrove, BC, V4W 2Z6

Item 2                Dates of Material Change

November 17, 2020 and November 20, 2020

Item 3                News Release

A news release relating to the material change was disseminated by Access Wire on November 18, 2020 and November 20, 2020. The news release has also been filed on the System for Electronic Document Analysis and Retrieval (“SEDAR”) and is available at www.sedar.com.

Item 4                Summary of Material Change

Grande West Transportation Group Inc. (the “Company” or “Grande West”) (TSXV: BUS) (OTC PINK: GWTNF) announced on November 18, 2020, that it closed the first tranche of its private placement on November 17, 2020, consisting of 7,816,118 Units for gross proceeds of $7,816,118. The Company also announced on November 20, 2020, that it closed is second and final tranche of its private placement of 843,000 units for gross proceeds of $843,000.

Item 5                Full Description of Material Change

Grande West announced on November 18, 2020, that it closed the first tranche of its non-brokered private placement which consisted of 7,816,118 Units raising gross proceeds of $7,816,118. The Company also announced on November 20, 2020, that it closed a second and final tranche of its non-brokered private placement consisting of 843,000 Units raising gross proceeds of $843.000. In total, the Company raised $8,659,118.

Each Unit consists of one common share of the Company and one-half of one share purchase warrant. Each whole warrant (a “Warrant”) entitles the holder to acquire an additional common share of the Company at a price of $1.50 per share for a period of two years from the date of closing of the Placement.

In circumstances where, any time after the expiry of the four-month restricted period, the Company’s stock trades at $1.75 or greater for 20 consecutive trading days, the Company may give notice accelerating the expiry date of the exercise period of the warrants to that date which is 30 days from the date of such notice.

The securities issued in connection with the private placement are subject to a regulatory hold period expiring on March 18, 2021, as to the first tranche and March 21, 2021, as to the second tranche.

In connection with the first tranche, finder’s fees of 6% cash and 6% Finder’s warrants were payable in connection with the private placement, specifically: $126,900 and 126,900 warrants to PI Financial Corp.; $7,200 and 7,200 warrants to Haywood Securities Inc.; $36,600 and 36,600 warrants to Mackie Research Capital Corp.; $14,400 and 14,400 warrants to Raymond James Ltd. and $204,000 and 204,000 warrants to Leede Jones Gable Inc.

In connection with the second tranche, finder’s fees of 6% cash and 6% Finder’s warrants were payable in connection with the private placement, specifically: $17,220 and 17,220 warrants to Canaccord Genuity Corp.; $15,960 and 15,960 warrants to Echelon Wealth Partners Inc. and $600 and 600 warrants to Hampton Securities Inc.

Proceeds from the Placement will be used for purchase of the Company’s U.S. operations facility, new product development and certifications, new product demonstration models and working capital.

Due to insider participation in the private placement, it is considered a related party transaction within the meaning of Multilateral Instrument 61-101 (“MI 61-101”). The participation is exempt from the need to obtain minority shareholder approval and a formal valuation on the basis that insider participation is less than 25% of the Issuer’s market capital.

Item 6                Reliance on subsection 7.1(2) or (3) of National Instrument 51–102 Not applicable.

Item 7                Omitted Information

Not Applicable.

Item 8                 Executive Officer

Danial Buckle, CFO

604-607-4000

Item 9                Date of Report

November 23, 2020.

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